Exhibit 99.1

Pristine Senior Living, LLC and Subsidiary

Consolidated Financial Statements

October 1, 2015 through December 31, 2015

And

Independent Auditor’s Report

Pristine Senior Living, LLC and Subsidiary

October 1, 2015 through December 31, 2015

Independent Auditor’s Report

To the Members of

Pristine Senior Living, LLC and Subsidiary

We have audited the accompanying consolidated financial statements of Pristine Senior Living, LLC and Subsidiary, which comprise the consolidated balance sheet as of December 31, 2015, and the related consolidated statements of income and members’ equity and cash flows for October 1, 2015 through December 31, 2015, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pristine Senior Living, LLC and Subsidiary as of December 31, 2015, and the results of their operations and their cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Indianapolis, Indiana

March 15, 2016

Pristine Senior Living, LLC and Subsidiary

Consolidated Balance Sheet

December 31, 2015

Assets

2015
Current assets:
Cash	$2,438,800
Patient accounts receivable	16,154,959

Total current assets	18,593,759
Other assets	758,784

Total assets	$19,352,543

The accompanying notes are an integral part

of these consolidated financial statements.

Liabilities and Members’ Equity

2015
Current liabilities:
Revolving line of credit	$11,372,697
Accounts payable	3,939,350
Accrued wages and benefits	1,391,735
Accrued franchise permit fees	1,762,725
Accrued expenses	1,106,048

Total current liabilities	19,572,555
Members’ equity	(220,012)

Total liabilities and members’ equity	$19,352,543

The accompanying notes are an integral part

of these consolidated financial statements.

Pristine Senior Living, LLC and Subsidiary

Consolidated Statement of Income and Members’ Equity

October 1, 2015 through December 31, 2015

2015
Operating revenue:
Net routine service	$21,448,652
Net ancillary service	1,604,969

Total operating revenue	23,053,621

Operating expenses:
Wages and benefits	9,685,246
Food and supplies	828,291
Ancillary	2,186,820
Professional fees	701,906
Utilities	829,799
Management fees – related party	1,565,594
Building rent	4,317,202
Franchise permit fees	1,785,753
Other	963,015

Total operating expenses	22,863,626

Operating income	189,995
Interest expense	(81,760)

Net income	108,235
Contribution from members	100,000

Change in members’ equity	208,235
Members’ equity at beginning of period	(428,247)

Members’ equity at end of period	$(220,012)

The accompanying notes are an integral part

of these consolidated financial statements.

Pristine Senior Living, LLC and Subsidiary

Consolidated Statement of Cash Flows

October 1, 2015 through December 31, 2015

2015
Cash flows from operating activities:
Net income	$108,235
Changes in assets and liabilities:
Patient accounts receivable	(16,154,959)
Other assets	(758,784)
Accounts payable	3,939,350
Accrued wages and benefits	1,391,735
Accrued franchise permit fees	1,762,725
Accrued expenses	675,001

Cash flows from operating activities	(9,036,697)

Cash flows from financing activities:
Withdrawals from revolving line of credit	17,815,541
Payments on revolving line of credit	(6,442,844)
Contribution from members	100,000

Cash flows from financing activities	11,472,697

Change in cash	2,436,000
Cash, beginning of period	2,800

Cash, end of period	$2,438,800

The accompanying notes are an integral part

of these combined financial statements.

Pristine Senior Living, LLC and Subsidiary

Notes to Consolidated Financial Statements

1.	Nature of Business

Pristine Senior Living, LLC (the Company) was formed for the purpose of providing long-term care services to elderly individuals. The Company’s subsidiary, Pristine Ohio Holdings, LLC, holds and operates 15 limited liability companies that provide long-term care services throughout Ohio.

The rights and obligations of the members of each individual company are governed by separate operating agreements. These operating agreements provide that no member or manager shall be held liable to the Company other than for gross negligence, willful misconduct, or a knowing violation of law.

2.	Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Pristine Senior Living, LLC and its wholly-owned subsidiary. All material intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

For the purpose of reporting the consolidated statement of cash flows, the Company’s cash consists of cash on hand and monies held in checking or savings accounts. Cash maintained in these bank accounts may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts.

Patient Accounts Receivable

Patient accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through an adjustment to bad debt expense and a valuation allowance account based on its current assessment of accounts receivable. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a reduction to accounts receivable.

Pristine Senior Living, LLC and Subsidiary

Notes to Consolidated Financial Statements

2.	Significant Accounting Policies (Continued)

Patient Service Revenue

Patient service revenue includes net routine service revenue and net ancillary service revenue. Medicaid and Medicare programs account for approximately 65% and 22%, respectively, of the Company’s total revenue for the period ended December 31, 2015.

Revenue under the Medicaid program is determined through a prospectively determined rate, based in part on cost reimbursement principles, and is subject to audit by state agencies. Medicaid cost reports have not yet been submitted or audited. These reports are initially due on March 31, 2016.

Revenue under the Medicare program is based on a prospective payment system, under which varying payment amounts are made based on individual patient acuity, regardless of the cost incurred to care for that patient. Under this reimbursement methodology, each facility prepares an annual cost report and has a settlement with the Medicare program for bad debts that are deemed to be reimbursable under existing Medicare regulations. All other costs are considered to be reimbursed through the prospective payment rates.

Revenue under other third party payor agreements is subject to audit and retroactive adjustment. Differences between interim and final statements are reported in the year of settlement. The effect of these differences is not material to the financial statements for the period ended December 31, 2015.

Federal and State Taxes

The Company consists entirely of limited liability companies. Under provisions of the Internal Revenue Code, limited liability companies treated as partnerships are not subject to income taxes, and any income or loss realized is taxed to the individual members. Therefore, no provision or liability for federal income taxes is included in the financial statements.

Pristine Senior Living, LLC and Subsidiary

Notes to Consolidated Financial Statements

3.	Revolving Line of Credit

The Company has a revolving credit agreement with a bank for working capital purposes. Under the agreement, the lender issues revolving loans to the Company up to 85% of the amount of the Company’s eligible accounts receivable multiplied by the net collective value advance rate, less reserves against eligible accounts, but not to exceed $20 million. All receipts of the Company are deposited into a lockbox or into accounts that sweep into the lender’s lockbox for credit against the outstanding balance on the loan. The agreement matures in October 2018 and is secured by significantly all business assets of the Company. The outstanding loan balance bears interest at a rate of 300 basis points in excess of the one-month London Interbank Offered Rate (LIBOR), with a minimum interest rate of 3.50%. At December 31, 2015, the outstanding balance is $11,372,697.

The revolving credit agreement requires compliance with certain terms and covenants relative to operating performance and other matters.

4.	Related Parties

The Company receives management services from Pristine Senior Management, LLC, a related party through common ownership. For the period ended December 31, 2015, management fees are $1,565,594 and are included in the consolidated statement of income and members’ equity. The Company also incurs other transactions with Pristine Senior Management, LLC, involving advances of funds for operational purposes.

5.	Commitments and Contingencies

The Company leases its 15 long-term care facilities under operating leases. Future minimum lease payments required under these operating leases as of December 31, 2015 are as follows:

Fiscal Year	Amount
2016	$17,500,000
2017	17,275,000
2018	17,200,000
2019	17,200,000
2020	17,200,000
Thereafter	167,700,000

$254,075,000

Pristine Senior Living, LLC and Subsidiary

Notes to Consolidated Financial Statements

5.	Commitments and Contingencies (Continued)

The Company leases 14 long-term care facilities under a master lease agreement with an unrelated party. The lease is on a triple net basis, and base payments are subject to annual inflation adjustments. The agreement expires in September 2030. Under the terms of the agreement, the Company is required to remain compliant with certain covenants relative to operating performance and other matters.

The Company leases one long-term care facility under an agreement with an unrelated party. Monthly lease payments are based on patient days, subject to a predetermined floor. The current lease term expires in April 2017.

6.	Concentration of Credit Risk

The Company grants credit without collateral to its patients, most of which are from local areas. Patient accounts receivable from Medicaid, Medicare, other third party, and private payors are as follows:

2015
Medicaid	58%
Medicare	20
Other third party payors	15
Private payors	7

100%

7.	Risk Management

The Company maintains general and professional liability insurance, designed to cover potential losses resulting from litigation; however, some claims may not be covered by this insurance. General and professional liability coverage is provided on an occurrence basis. The policy provides coverage limits of $1,000,000 per occurrence and $3,000,000 in the aggregate, subject to a self-insured retention amount of $25,000. In addition, the Company procures excess coverage limits in the amount of $5,000,000. Based on insurance coverage in effect during the period, management of the Company is not aware of any pending litigation or unasserted claims that would result in significant losses.

As part of operating in the healthcare industry, the Company is subject to various regulations and other requirements, including reimbursement laws, fraud and abuse laws, elderly abuse laws, state and federal false claims acts, and laws governing quality of care issues. A finding of non-compliance with any of these laws or regulations could have a material adverse impact on the Company’s financial condition.

Pristine Senior Living, LLC and Subsidiary

Notes to Consolidated Financial Statements

8.	Subsequent Events

On March 7, 2016, the Company entered into a lease agreement with an unrelated third party to operate two long-term care facilities in Cincinnati, Ohio.

Subsequent events have been evaluated through March 15, 2016, which is the date the financial statements were available to be issued.